UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): February 9, 2010

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices)   (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address)   (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

On February 9, 2010, Ashland Inc. will include the information contained in exhibit 99.1 on the "Investor Center" section of its website located at http://investor.ashland.com.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. Exhibit 99.1 is summary information reflecting an overview of Ashland's business segments' sales and EBITDA, including, in some instances, adjusted sales by market, product and geography, for the fiscal year ended September 30, 2009. The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

Item 9.01. Financial Statements and Exhibits

    (d)   Exhibits

99.1   Overview of Ashland's business segments' sales and EBITDA for the fiscal year ended September 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	ASHLAND INC.
	(Registrant)

February 9, 2010	/s/ Lamar M. Chambers
	Lamar M. Chambers Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1   Overview of Ashland's business segments' sales and EBITDA for the fiscal year
         ended September 30, 2009

Fiscal 2009

Corporate Profile

Exhibit 99.1

Adjusted EBITDA[1]: $854 million



Ashland Aqualon Functional Ingredients 24%
Ashland Hercules Water Technologies 23%
Ashland Performance Materials 9%
Ashland Consumer Markets 34%
Ashland Distribution - 10%

NYSE Ticker Symbol:	ASH
Total Employees:	~14,700
Outside North America	33%
Number of Countries in Which Ashland Has Sales:	More than 100

- 56 percent of EBITDA comes from specialty chemicals
  - Nearly 25 percent from renewable materials

[1] For the fiscal year ended Sept. 30, 2009. Includes pro forma results from the acquired operations of Hercules.

ASHLAND

Fiscal 2009
Corporate Profile

Adjusted Sales[2]: $8.4 billion

By commercial unit



Ashland Aqualon Functional Ingredients 11%

Ashland Distribution 36%

Ashland Hercules Water Technologies 21%

Ashland Performance Materials 13%

Ashland Consumer Markets 19%

By geography



North America 68%

Europe 20%

Asia Pacific 8%

Latin America/ Other - 4%

~32 percent of total sales come from outside North America

[2] For the fiscal year ended Sept. 30, 2009. Includes intersegment sales and pro forma results from the acquired operations of Hercules.

ASHLAND.

Ashland Aqualon Functional Ingredients
A global leader in managing rheology of water-based systems

For the Fiscal Year Ended Sept. 30, 2009
Adjusted Sales: $0.9 billion
Adjusted EBITDA: $203 million
Adjusted EBITDA Margin: 22.0%

Business Overview	
Customers	• Diversified, global customer base
Products	• Broad product line based on renewable resources - Water-soluble polymers (cellulose ethers and guar derivatives)

Markets	• Water-based paints
	• Paper coatings
	• Construction
	• Oilfield (chemicals and drilling muds)
	• Regulated markets
	  - Personal care
	  - Food
	  - Pharmaceuticals



Sales by Market
- Coatings Additives 28%
- Construction 20%
- Energy & Specialties Solutions 23%
- Regulated Industries 29%

Sales by Product
- MC 19%
- Guar 9%
- Stumpwood Derivatives 7%
- Klucel® 6%
- Other 14%
- CMC 16%
- HEC 29%

Sales by Geography
- Asia Pacific 17%
- Latin America/Other - 7%
- North America 40%
- Europe 36%

ASHLAND.

Ashland Hercules Water Technologies
A major global supplier of process and functional chemicals

For the Fiscal Year Ended Sept. 30, 2009
Adjusted Sales: $1.8 billion
Adjusted EBITDA: $198 million
Adjusted EBITDA Margin: 11.0%

Business Overview	

Customers/ Markets	• **Growth**
	  - Commercial and institutional - Packaging
	  - Food and beverage - Pulp
	  - Mining - Tissue/towel
	• **Base**
	  - Chemicals
	  - General manufacturing
	  - Printing and writing
	• **Opportunistic**
	  - Lubricants - Marine*/Other
	  - Municipal * Divested 08/31/09

Products/ Services	• Process chemicals: microbial and contaminant control, pulping aids, retention aids and defoamers • Utility water treatments • Functional chemicals: sizing/wet strength



Sales by Market



Sales by Product



Sales by Geography

ASHLAND.

Ashland Performance Materials
A global leader in specialty chemicals

For the Fiscal Year Ended Sept. 30, 2009
Sales: $1.1 billion
Adjusted EBITDA: $76 million
Adjusted EBITDA Margin: 6.9%

Sales by Market



- Ind. Constr. 32%
- Res. Constr. 10%
- Pkg. & Converting 20%
- Transportation 17%
- Infrastructure 12%
- Marine 9%

Sales by Geography



- North America 57%
- Europe 26%
- Asia Pacific - 10%
- Latin America/Other - 7%

Business Overview	
Customers	• Auto manufacturers; foundries; pipe and tank fabricators; packaging and converting; bathware, countertop and window lineal manufacturers; pipe relining contractors; boat builders; wide and narrow web printers
Products/Services	• Composites and Adhesives - Unsaturated polyester resins - Vinyl ester resins - Gelcoats - Pressure-sensitive adhesives - Structural adhesives - Specialty resins • Casting Solutions - Foundry binder resins - Chemicals - Sleeves and filters - Design services
Markets	• Construction, packaging and converting, transportation, and marine

ASHLAND.

Ashland Consumer Markets: *A leading worldwide marketer of premium-branded automotive lubricants and chemicals*

For the Fiscal Year Ended Sept. 30, 2009
Sales: $1.7 billion
Adjusted EBITDA: $288 million
Adjusted EBITDA Margin: 17.5%

Sales by Market Channel



DIFM: Installer channel 29%

DIFM: Valvoline Instant Oil Change - 11%

Specialty/Other - 2%

Valvoline Int'l 20%

Do-It-For-Me 40%

Do-It-Yourself 38%

Sales by Product Line



Chemicals - 7%

Antifreeze - 5%

Appearance products - 2%

Filters - 2%

Lubricants 84%

Business Overview	
Customers	• Retail auto parts stores and mass merchandisers who sell to consumers; installers, such as car dealers and quick lubes; distributors
Products/ Services	• Valvoline® lubricants and automotive chemicals • MaxLife® lubricants for high-mileage vehicles • SynPower® synthetic motor oil • Eagle One® and Car Brite® appearance products • Zerex® antifreeze • Valvoline Instant Oil Change® service
Market Channels	• Do-It-Yourself (DIY) • Do-It-For-Me (DIFM) • Valvoline International

ASHLAND.

Ashland Distribution
A leading North American chemicals and plastics distributor

For the Fiscal Year Ended Sept. 30, 2009
Sales: $3.0 billion
Adjusted EBITDA: $84 million
Adjusted EBITDA Margin: 2.8%

Sales by Market



Construction 23%
Other 16%
Marine - 3%
Medical - 6%
Trans-portation 14%
Personal Care - 8%
Retail Consumer - 8%
Paint & Coatings - 11%
Chemical Mfg. - 11%

Sales by Product Line



Plastics 39%
Chemicals 49%
Composites 9%
Environmental Services/Other - 3%

Business Overview	
Customers	• Diversified customer base in North America and Europe
Products/ Services	• More than 28,000 packaged and bulk chemicals, solvents, plastics and additives • Comprehensive, hazardous and nonhazardous waste-management solutions in North America
Markets	• Construction • Transportation • Chemical manufacturing • Paint and coatings • Retail consumer • Personal care • Medical • Marine

ASHLAND.

Regulation G: Adjusted EBITDA

The information presented herein regarding adjusted pro forma results does not conform to generally accepted accounting principles (GAAP) and should not be construed as an alternative to the reported results determined in accordance with GAAP. Management has included this non-GAAP information to assist in understanding the operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings has been reconciled with reported GAAP results. Certain prior period adjusted pro forma results could not be reconciled to previous GAAP statements filed by Ashland since it relied upon pro forma information from Hercules Incorporated ("Hercules").

The unaudited adjusted pro forma results are presented for informational purposes only and do not reflect future events that may occur or any operating efficiencies or inefficiencies that may result from the acquisition of Hercules. Certain significant and identifiable cost allocation, reporting and accounting policy differences have been reflected in these adjusted pro forma results. However, these adjusted pro forma results do not purport to identify all these differences. Therefore, the unaudited adjusted pro forma results are not necessarily indicative of results that would have been achieved had the businesses been combined during the period presented or the results that Ashland will experience in the future. In addition, the preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. These estimates and assumptions can be significantly different depending on changes to conform to Ashland policy.

ASHLAND.

Ashland Inc. and Consolidated Subsidiaries
Reconciliation of Fiscal Year 2009 Non-GAAP Data

($ millions, except percentages)

Ashland Aqualon Functional Ingredients	Ashland FY 2009 GAAP Results	Pre-Acquisition Period: Hercules Oct. 1 - Nov. 13, 2008	Key Items	Adjusted
Sales	812	112		924
Cost of sales	595	77	(30)	642
Selling, general and administrative expenses (includes R&D)	181	20	(15)	186
Equity and other income	-	-	-	-
Operating income	36	15	45	96
Operating income as a percent of sales	4.4%	13.4%		10.4%
Gross profit as a percent of sales	26.7%	31.3%		30.5%
D&A	106	6	(5)	107
EBITDA	142	21	40	203
EBITDA as a percent of sales	17.5%	18.8%		22.0%

Ashland Hercules Water Technologies	Ashland FY 2009 GAAP Results	Pre-Acquisition Period: Hercules Oct. 1 - Nov. 13, 2008	Key Items	Adjusted
Sales	1,652	155		1,807
Cost of sales	1,092	116	(7)	1,201
Selling, general and administrative expenses (includes R&D)	484	34	(9)	509
Equity and other income	2	-	-	2
Operating income	78	5	16	99
Operating income as a percent of sales	4.7%	3.2%		5.5%
Gross profit as a percent of sales	33.9%	25.2%		33.5%
D&A	99	5	(5)	99
EBITDA	177	10	11	198
EBITDA as a percent of sales	10.7%	6.5%		11.0%

(continued next page)

ASHLAND.

Ashland Inc. and Consolidated Subsidiaries
Reconciliation of Fiscal Year 2009 Non-GAAP Data (cont. from prior page)

($ millions, except percentages)

Ashland Performance Materials	Ashland FY 2009 GAAP Results	Pre-Acquisition Period: Hercules Oct. 1 - Nov. 13, 2008	Key Items	Adjusted
Sales	1,106			1,106
Cost of sales	918		(17)	901
Selling, general and administrative expenses (includes R&D)	199		(6)	193
Equity and other income	12		3	15
Operating income	1		26	27
Operating income as a percent of sales	0.1%			2.4%
Gross profit as a percent of sales	17.0%			18.5%
D&A	63		(14)	49
EBITDA	64		12	76
EBITDA as a percent of sales	5.8%			6.9%

Ashland Consumer Markets	Ashland FY 2009 GAAP Results	Pre-Acquisition Period: Hercules Oct. 1 - Nov. 13, 2008	Key Items	Adjusted
Sales	1,650			1,650
Cost of sales	1,122		-	1,122
Selling, general and administrative expenses (includes R&D)	292		-	292
Equity and other income	16		-	16
Operating income	252		-	252
Operating income as a percent of sales	15.3%			15.3%
Gross profit as a percent of sales	32.0%			32.0%
D&A	36		-	36
EBITDA	288		-	288
EBITDA as a percent of sales	17.5%			17.5%

(continued next page)

ASHLAND.

Ashland Inc. and Consolidated Subsidiaries
Reconciliation of Fiscal Year 2009 Non-GAAP Data (cont. from prior page)

($ millions, except percentages)

Ashland Distribution	Ashland FY 2009 GAAP Results	Pre-Acquisition Period: Hercules Oct. 1 - Nov. 13, 2008	Key Items	Adjusted
Sales	3,020			3,020
Cost of sales	2,719		-	2,719
Selling, general and administrative expenses (includes R&D)	253		(4)	249
Equity and other income	4		-	4
Operating income	52		4	56
Operating income as a percent of sales	1.7%			1.9%
Gross profit as a percent of sales	10.0%			10.0%
D&A	28		-	28
EBITDA	80		4	84
EBITDA as a percent of sales	2.6%			2.8%

Intersegment Sales/Unallocated and Other	Ashland FY 2009 GAAP Results	Pre-Acquisition Period: Hercules Oct. 1 - Nov. 13, 2008	Key Items	Adjusted
Sales	(134)			(134)
Cost of sales	(129)		(2)	(131)
Selling, general and administrative expenses (includes R&D)	28		(25)	3
Equity and other income	4	4	-	8
Operating income	(29)	4	27	2
D&A	7		(4)	3
EBITDA	(22)	4	23	5

Ashland Inc. Consolidated	Ashland FY 2009 GAAP Results	Pre-Acquisition Period: Hercules Oct. 1 - Nov. 13, 2008	Key Items	Adjusted
Sales	8,106	267	-	8,373
Cost of sales	6,317	193	(56)	6,454
Selling, general and administrative expenses (includes R&D)	1,437	54	(59)	1,432
Equity and other income	38	4	3	45
Operating income	390	24	118	532
Operating income as a percent of sales	4.8%	9.0%		6.4%
Gross profit as a percent of sales	22.1%	27.7%		22.9%
D&A	339	11	(28)	322
EBITDA	729	35	90	854
EBITDA as a percent of sales	9.0%	13.1%		10.2%

ASHLAND.